SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 12

NEWPORT NEWS SHIPBUILDING INC..

(Name of Subject Company (Issuer))

NORTHROP GRUMMAN CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value, $0.01 per share (including associated Rights)

(Title of Class of Securities)

652228107

(CUSIP Number of Class of Securities)

John H. Mullan
Northrop Grumman Corporation
Corporate Vice President and Secretary
1840 Century Park East
Los Angeles, California 90067
(310) 553-6262

(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Stephen Fraidin
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004-1980

(212) 859-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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This Amendment No. 12 (this "Amendment No. 12") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated May 23, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by NORTHROP GRUMMAN CORPORATION, a Delaware corporation, ("Northrop Grumman") relating to the offer (the "Offer") by Northrop Grumman to issue, upon the terms and subject to the conditions set forth herein and in the related letter of election and transmittal, shares of common stock, par value $1.00 per share (the "Northrop Grumman Shares") designed to have a value of $67.50 per share or pay $67.50 per share in cash (subject to the election and proration procedures and limitations in the Prospectus (defined below) and related letter of election and transmittal) for each outstanding share of common stock, par value $0.01 per share (the "Common Stock") of NEWPORT NEWS SHIPBUILDING INC., a Delaware corporation, ("Newport News") including the associated Series A participating cumulative preferred stock purchase rights issued pursuant to the Newport News stockholder protection rights agreement (the "Rights" and together with the Common Stock, the "Newport News Shares").

Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4, relating to the Northrop Grumman Shares to be issued to stockholders of Newport News in connection with the tender offer, as set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related letter of election and transmittal, which were annexed to the Schedule TO as Exhibits (a)(4) and (a)(1)(A) thereto.

All of the information in the Prospectus and the related letter of election and transmittal, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to items 2 through 11 of the Schedule TO.

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Item 12. Exhibits

Item 12 is hereby amended and supplemented as follows:

(a)(5)(O) Press Release, dated September 13, 2001.


Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHROP GRUMMAN CORPORATION

By: /s/ John H. Mullan

John H. Mullan
Corporate Vice President and Secretary

Dated: September 14, 2001

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Exhibit Index

Exhibit

Number Description

(a)(5)(O) Press Release, dated September 13, 2001.


Exhibit (a)(5)(O)

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-553-6262
Fax: 310-556-4561

Contact: Randy Belote (Media) (703) 875-8525
Gaston Kent (Investors) (310) 201-3423

FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN EXTENDS TENDER OFFER
----------------------------------------------------------------------
FOR ALL OUTSTANDING SHARES OF NEWPORT NEWS SHIPBUILDING
-------------------------------------------------------------------------------------------------

LOS ANGELES -- Sept. 13, 2001 -- Northrop Grumman Corporation (NYSE: NOC) today announced that it has extended its pending exchange offer for all outstanding shares of common stock, including associated rights, of Newport News Shipbuilding Inc. (NYSE: NNS) from Sept. 13, 2001, to Sept. 20, 2001, at midnight E.D.T.

Approximately 1,643,814 shares of Newport News Shipbuilding common stock had been tendered to Northrop Grumman as of 5:00 p.m. E.D.T. on Sept. 13, 2001, including approximately 101,805 shares tendered pursuant to notices of guaranteed delivery.

Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT http://www.sec.gov/.

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0901-198

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